MERIDIAN FUND, INC.
Top 10 Holdings
as of
6/30/2010
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio

Pharmaceutical Product Development, Inc.	$457,380	1.8%
Kimberly-Clark Corp.	439,568	1.8
Microchip Technology, Inc.	435,518	1.7
Time Warner Cable, Inc.	432,264	1.7
Reynolds American, Inc.	427,645	1.7
SYSCO Corp.	425,693	1.7
Snap-On, Inc.	417,282	1.7
Greif, Inc. Class A	416,550	1.7
Sonoco Products Co.	414,528	1.7
Interactive Data Corp.	413,912	1.7

Net Assets	$24,936,826
Meridian Growth Fund

		Percentage
Holding	Market Value	of Portfolio

Valspar Corp.	$37,520,484	2.6%
Waste Connections, Inc.	37,164,828	2.6
Willis Group Holdings Plc (United Kingdom)	36,944,372	2.6
RPM International, Inc.	36,129,746	2.5
Brown & Brown, Inc.	34,992,705	2.4
Advent Software, Inc.	34,240,320	2.4
Cooper Industries Plc	34,192,400	2.4
Solera Holdings, Inc.	33,901,300	2.4
Mattel, Inc.	33,898,320	2.4
Edwards Lifesciences Corp.	33,789,583	2.3

Net Assets	$1,438,265,606
Meridian Value Fund

		Percentage
Holding	Market Value	of Portfolio

Citrix Systems, Inc.	$24,453,281	3.0%
Willis Group Holdings Plc (United Kingdom)	22,907,115	2.9
Mattel, Inc.	22,080,460	2.7
Sealed Air Corp.	21,897,088	2.7
Broadridge Financial Solutions, Inc.	21,850,350	2.7
Carters, Inc.	20,706,000	2.6
Travelers Cos., Inc. (The)	20,399,350	2.5
Carnival Corp.	20,278,944	2.5
Waste Management, Inc.	20,069,406	2.5
Nalco Holding Co.	19,887,120	2.5

Net Assets	$802,935,501

Top Ten Sectors
6/30/2010
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Health Care Services	$457,380	1.8%
Consumer Products	439,568	1.8
Semiconductors	435,518	1.7
Media — Broadcasting & Cable TV	432,264	1.7
Tobacco	427,645	1.7
Food Distributors	425,693	1.7
Household Appliances	417,282	1.7
Metal & Glass Containers	416,550	1.7
Paper & Packaging	414,528	1.7
Application Software	413,912	1.7

Total Net Assets	$24,936,826

Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Tech-Software	$230,591,594	16.0%
Retail	153,815,726	10.7
Technology	99,839,489	6.9
Energy	77,831,107	5.4
Insurance Brokers	71,937,077	5.0
Industrial Conglomerates	67,118,612	4.7
Health Care Products	64,124,305	4.5
Industrial Services	59,823,220	4.2
Building Products	59,422,688	4.1
Brokerage & Money Management	46,170,063	3.2

Total Net Assets	$1,438,265,606

Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Retail	$81,405,106	10.1%
Technology	69,684,270	8.7
Banking	44,542,803	5.5
Industrial Products	42,476,902	5.3
Leisure & Amusement	39,816,518	5.0
Industrial Services	36,703,269	4.6
Energy	34,308,952	4.3
Diversified Financial Services	33,234,292	4.1
Trucking	28,007,098	3.5
Semiconductors	25,835,034	3.2

Total Net Assets	$802,935,501

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update          6/30/2010
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
12/31/2009	34.00	0.14	1777.23
6/30/2010	33.94	0.00	1773.91

For the period ending		Average Annual
30-Jun-10	Total Return	Compound Rate of Return
One Year	22.18%	22.18%
Three Years	(8.39%)	(2.88%)
Five Years	20.70%	3.84%
Ten Years	104.69%	7.43%
Since Inception (8/1/84)	1773.91%	11.97%

Portfolio @            6/30/2010

AIR FREIGHT & LOGISTICS — 2.1%
Expeditors International of Washington, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 2.3%
Copart, Inc.*

BANKING — 1.7%
CVB Financial Corp.

BANKING — COMMERCIAL — 2.0%
Bank of Hawaii Corp.

BROKERAGE & MONEY MANAGEMENT — 3.2%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUILDING PRODUCTS — 4.1%
Lumber Liquidators Holdings, Inc.*
Valspar Corp.

CASINOS & GAMING — 0.9%
International Game Technology

CELLULAR COMMUNICATIONS — 2.3%
American Tower Corp. Class A*

CHEMICALS-SPECIALTY — 2.5%
RPM International, Inc.

CONSUMER SERVICES — 2.3%
Rollins, Inc.

DISTRIBUTORS — 2.0%
Watsco, Inc.

ENERGY — 5.4%
Continental Resources, Inc.*
Core Laboratories NV (Netherlands)
FMC Technologies, Inc.*
Noble Energy, Inc.

HEALTH CARE INFORMATION SERVICES — 1.5%
Cerner Corp.*

HEALTH CARE PRODUCTS — 4.5%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTH CARE TECHNOLOGY — 1.9%
IDEXX Laboratories, Inc.*

INDUSTRIAL CONGLOMERATES — 4.7%
Cooper Industries Plc
Dionex Corp.*

INDUSTRIAL SERVICES — 4.2%
Ritchie Bros. Auctioneers, Inc. (Canada)
Waste Connections, Inc.*

INSURANCE BROKERS — 5.0%
Brown & Brown, Inc.
Willis Group Holdings Plc (United Kingdom)

LEISURE & AMUSEMENT — 2.0%
Royal Caribbean Cruises, Ltd.*

METALS — 0.9%
Cameco Corp. (Canada)

REITS-DIVERSIFIED — 1.0%
Digital Realty Trust, Inc. REIT

RESTAURANTS — 2.4%
Cracker Barrel Old Country Store, Inc.

RETAIL — 10.7%
Bed Bath & Beyond, Inc.*
CarMax, Inc.*
Coach, Inc.
Family Dollar Stores, Inc.
Mattel, Inc.
PetSmart, Inc.

TECHNOLOGY — 6.9%
Autodesk, Inc.*
NetApp, Inc.*
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 16.0%
Advent Software, Inc.*
Blackbaud, Inc.
BMC Software, Inc.*
Citrix Systems, Inc.*
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Solera Holdings, Inc.
Teradata Corp.*

TRUCKING — 2.1%
J.B. Hunt Transport Services, Inc.

Breakdowns —
Common Stock Cost	$1,166,883,463
Common Stock %	94.6%
US Treasury Bills	3.6%
Cash and Other Assets Less Liabilities	1.8%

*	Non-income producing securities

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update          6/30/2010

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
12/31/2009	24.51	0.25	603.93
6/30/2010	22.80	0.00	554.82

For the period ending		Average Annual
30-Jun-10	Total Return	Compound Rate of Return
One Year	12.20%	12.20%
Three Years	(24.00%)	(8.74%)
Five Years	1.08%	0.21%
Ten Years	82.47%	6.20%
Since Inception (2/94)	554.82%	12.15%

Portfolio @            6/30/2010

AGRICULTURE — 0.5%
Monsanto Co.

AIR FREIGHT & LOGISTICS — 1.8%
UTi Worldwide, Inc.

ASSET MANAGEMENT & CUSTODY BANKS — 1.8%
Franklin Resources, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 2.4%
LKQ Corp.*

BANKING — 5.5%
CVB Financial Corp.
JPMorgan Chase & Co.
Northern Trust Corp.
Wells Fargo & Co.

BROKERAGE & MONEY MANAGEMENT — 1.4%
TD Ameritrade Holding Corp.*

DIVERSIFIED FINANCIAL SERVICES — 4.1%
Broadridge Financial Solutions, Inc.
Equifax, Inc.

ENERGY — 4.3%
Apache Corp.
Forest Oil Corp.*
Ultra Petroleum Corp.*

ENVIRONMENTAL FACILITIES & SERVICES — 2.5%
Waste Management, Inc.

HEALTH CARE PRODUCTS — 2.9%
Gen-Probe, Inc.*
Hologic, Inc.*

HOME IMPROVEMENT RETAIL — 2.5%
Sherwin-Williams Co. (The)

HOUSEHOLD APPLIANCES — 2.0%
Stanley Black & Decker, Inc.

INDUSTRIAL — 2.2%
Curtiss-Wright Corp.

INDUSTRIAL PRODUCTS — 5.3%
Cummins, Inc.
Lincoln Electric Holdings, Inc.
Sealed Air Corp.

INDUSTRIAL SERVICES — 4.6%
Nalco Holdings Co.
Ritchie Bros. Auctioneers, Inc. (Canada)
W.W. Grainger, Inc.

INSURANCE — 2.5%
Travelers Cos., Inc. (The)

INSURANCE BROKERS — 2.9%
Willis Group Holdings Plc (United Kingdom)

INSURANCE-PROPERTY & CASUALTY — 0.5%
Fidelity National Financial, Inc. Class A*

LEISURE & AMUSEMENT — 5.0%
Carnival Corp.
Polaris Industries, Inc.

METALS — 2.1%
Cameco Corp. (Canada)
Newmont Mining Corp.

OFFICE SERVICES & SUPPLIES — 1.2%
Steelcase, Inc. Class A

PHARMACEUTICALS — 1.9%
BioMarin Pharmaceutical, Inc.*

RAILROADS — 2.4%
Union Pacific Corp.

REITS-DIVERSIFIED — 1.7%
Host Hotels & Resorts, Inc. REIT

RETAIL — 10.1%
Carter’s, Inc.*
Costco Wholesale Corp.
Kohl’s Corp.*
Mattel, Inc.

SEMICONDUCTORS — 3.2%
NVIDIA Corp.*
Power Integrations, Inc.

TECHNOLOGY — 8.7%
Acxiom Corp.*
Autodesk, Inc.*
Cisco Systems, Inc.*
Echelon Corp.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 3.0%
Citrix Systems, Inc.*

TRUCKING — 3.5%
Con-way, Inc.
Heartland Express, Inc.

UTILITIES — 2.1%
Hawaiian Electric Industries, Inc.

Breakdowns —
Common Stock Cost	$691,557,268
Common Stock %	94.6%
U.S. Treasury Bills	4.0%
Cash and Other Assets Less Liabilities	1.4%

*	Non-income producing securities

MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update          6/30/2010

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
12/31/2009	8.65	0.19	7.78
6/30/2010	8.51	0.00	6.03

For the period ending		Average Annual
30-Jun-10	Total Return	Compound Rate of Return
One Year	26.44%	26.44%
Three Years	(22.06%)	(7.97%)
Five Years	4.98%	.98%
Since Inception (01/31/05)	6.03%	1.09%

Portfolio @            6/30/2010

AEROSPACE & DEFENSE — 1.6%
Northrop Grumman Corp.

AIR FREIGHT & LOGISTICS — 1.6%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS — 1.6%
VF Corp.

APPAREL RETAIL — 1.5%
American Eagle Outfitters, Inc.

APPLICATION SOFTWARE — 1.7%
Interactive Data Corp.

ASSET MANAGEMENT & CUSTODY BANKS — 1.5%
Federated Investors, Inc. Class B

BANKING-COMMERCIAL — 1.6%
Bank of Hawaii Corp.

BANKING-REGIONAL BANKS — 1.6%
Cullen/Frost Bankers, Inc.

BANKING-THRIFTS & MORTGAGE FINANCE — 1.5%
Hudson City Bancorp, Inc.

CHEMICALS-DIVERSIFIED — 1.6%
PPG Industries, Inc.

CHEMICALS-SPECIALTY — 1.5%
RPM International, Inc.

COMMERCIAL PRINTING — 1.5%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE — 1.4%
Diebold, Inc.

CONSUMER FINANCE — 1.6%
H & R Block, Inc.

CONSUMER PRODUCTS — 1.8%
Kimberly-Clark Corp.

DEPARTMENT STORES — 1.4%
JC Penney Co., Inc.

DISTRIBUTORS — 1.6%
Genuine Parts Co.

DIVERSIFIED CAPITAL MARKETS — 1.6%
NYSE Euronext

DIVERSIFIED FINANCIAL SERVICES — 1.5%
Broadridge Financial Solutions, Inc.

DIVERSIFIED MANUFACTURING OPERATIONS — 1.4%
Harsco Corp.

ELECTRICAL COMPONENTS & EQUIPMENT — 1.5%
Hubbell, Inc. Class B

ELECTRONIC EQUIPMENT MANUFACTURING — 1.5%
Molex, Inc.

ENERGY — 1.5%
Chevron Corp.

ENVIRONMENTAL FACILITIES & SERVICES — 1.6%
Waste Management, Inc.

FOOD DISTRIBUTORS — 1.7%
SYSCO Corp.

FOOD & MEATS-PACKAGED — 1.6%
Kraft Foods, Inc. Class A

HEALTH CARE EQUIPMENT & SUPPLIES — 1.6%
Hillenbrand, Inc.

HEALTH CARE PRODUCTS — 1.5%
Baxter International, Inc.

HEALTH CARE SERVICES — 1.8%
Pharmaceutical Product Development, Inc.

HOME IMPROVEMENT RETAIL — 1.4%
Home Depot, Inc.

HOUSEHOLD APPLIANCES — 1.7%
Snap-On, Inc.

HOUSEHOLD-HOME FURNISHINGS — 1.6%
Leggett & Platt, Inc.

INDEPENDENT POWER PRODUCERS & ENERGY — 1.6%
Constellation Energy Group, Inc.

INDUSTRIAL CONGLOMERATES — 1.6%
3M Co.

INDUSTRIAL MACHINERY — 1.5%
Eaton Corp.

INSURANCE BROKERS — 1.6%
Willis Group Holdings Plc (United Kingdom)

INSURANCE-MULTI-LINE — 1.6%
Chubb Corp.

INSURANCE-PROPERTY & CASUALTY — 1.6%
Mercury General Corp.

IT SERVICES & DATA PROCESSING — 1.4%
Paychex, Inc.

MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS — 1.6%
Caterpillar, Inc.

MEDIA-BROADCASTING & CABLE TV — 1.7%
Time Warner Cable, Inc.

METAL & GLASS CONTAINERS — 1.7%
Greif, Inc. Class A

OFFICE SERVICES & SUPPLIES — 1.6%
Pitney Bowes, Inc.

OIL & GAS-STORAGE & TRANSPORTATION — 1.6%
Spectra Energy Corp.

PACKAGING — 1.5%
MeadWestvaco Corp.

PAPER & PACKAGING — 1.7%
Sonoco Products Co.

PERSONAL PRODUCTS — 1.5%
Avon Products, Inc.

PHARMACEUTICALS — 1.6%
Johnson & Johnson

PUBLISHING — 1.5%
McGraw-Hill Cos., Inc. (The)

RAILROADS — 1.7%
Norfolk Southern Corp.

REITS-STORAGE — 1.6%
Public Storage REIT

RESTAURANTS — 1.6%
McDonald’s Corp.

RETAIL — 1.6%
Mattel, Inc.

SEMICONDUCTORS — 1.7%
Microchip Technology, Inc.

SOFT DRINKS — 1.6%
Coca-Cola Co. (The)

STEEL — 1.5%
Nucor Corp.

TELECOMMUNICATION SERVICES-INTEGRATED — 1.6%
AT&T, Inc.

TOBACCO — 1.7%
Reynolds American, Inc.

TRUCKING — 1.5%
Ryder System, Inc.

UTILITIES-GAS — 1.6%
AGL Resources, Inc.

Breakdowns —
Common Stock Cost	$24,806,294
Common Stock %	94.7%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	5.3%

Meridian Equity Income Fund Top 10 Holdings as of 06/30/2010 Market Percentage Holding Value of Portfolio Pharmaceutical Product $457,380 1.8% Development, Inc. Kimberly-Clark Corp. 439,568 1.8% Microchip Technology, Inc. 435,518 1.7% Time Warner Cable, Inc. 432,264 1.7% Reynolds American, Inc. 427,645 1.7% SYSCO Corp. 425,693 1.7% Snap-On, Inc. 417,282 1.7% Greif, Inc. Class A 416,550 1.7% Sonoco Products Co. 414,528 1.7% Interactive Data Corp. 413,912 1.7% Net Assets $24,936,826 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund Top 10 Sectors as of 06/30/2010 Sector Market Value Pct. Assets Health Care Services $457,380 1.8% Consumer Products 439,568 1.8% Semiconductors 435,518 1.7% Media — Broadcasting & Cable TV 432,264 1.7% Tobacco 427,645 1.7% Food Distributors 425,693 1.7% Household Appliances 417,282 1.7% Metal & Glass Containers 416,550 1.7% Paper & Packaging 414,528 1.7% Application Software 413,912 1.7% Net Assets $24,936,826 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Holdings as of 06/30/2010 Percentage Holding Market Value of Portfolio Valspar Corp. $37,520,484 2.6% Waste Connections, Inc. 37,164,828 2.6% Willis Group Holdings Plc (United 36,944,372 2.6% Kingdom) RPM International, Inc. 36,129,746 2.5% Brown & Brown, Inc. 34,992,705 2.4% Advent Software, Inc. 34,240,320 2.4% Cooper Industries Plc 34,192,400 2.4% Solera Holdings, Inc. 33,901,300 2.4% Mattel, Inc. 33,898,320 2.4% Edwards Lifesciences Corp. 33,789,583 2.3% Net Assets $1,438,265,606 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Sectors as of 06/30/2010 Sector Market Value Pct. Assets Tech-Software $230,591,594 16.0% Retail 153,815,726 10.7% Technology 99,839,489 6.9% Energy 77,831,107 5.4% Insurance Brokers 71,937,077 5.0% Industrial Conglomerates 67,118,612 4.7% Health Care Products 64,124,305 4.5% Industrial Services 59,823,220 4.2% Building Products 59,422,688 4.1% Brokerage & Money Management 46,170,063 3.2% Net Assets $1,438,265,606 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Holdings as of 06/30/2010 Market Percentage Holding Value of Portfolio Citrix Systems, Inc. $24,453,281 3.0% Willis Group Holdings Plc (United 22,907,115 2.9% Kingdom) Mattel, Inc. 22,080,460 2.7% Sealed Air Corp. 21,897,088 2.7% Broadridge Financial Solutions, Inc. 21,850,350 2.7% Carters, Inc. 20,706,000 2.6% Travelers Cos., Inc. (The) 20,399,350 2.5% Carnival Corp. 20,278,944 2.5% Waste Management, Inc. 20,069,406 2.5% Nalco Holding Co. 19,887,120 2.5% Net Assets $802,935,501 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Sectors as of 06/30/2010 Sector Market Value Pct. Assets Retail $ 81,405,106 10.1% Technology 69,684,270 8.7% Banking 44,542,803 5.5% Industrial Products 42,476,902 5.3% Leisure & Amusement 39,816,518 5.0% Industrial Services 36,703,269 4.6% Energy 34,308,952 4.3% Diversified Financial Services 33,234,292 4.1% Trucking 28,007,098 3.5% Semiconductors 25,835,034 3.2% Net Assets $802,935,501 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. July 8, 2010 To Our Shareholders: Stocks had a rough second quarter. The main concerns include financial instability in Europe, a faltering recovery in the United States and a possible slowing of growth in China. All the major indexes had double digit declines during the second quarter. The S&P 500 dropped 11.9%, the NASDAQ 12.0% and the Russell 2000 10.2%. Gold mining, residential REITs and brewing companies were among the best performing sectors. Mortgage finance, alternative fuel and consumer electronics stocks were among the worst performing groups. The yield on the ten-year Treasury bond declined significantly during the quarter, from 3.84% to 2.96%, reflecting expectations of slower growth in the United States and a flight from the Euro. The economy is growing, but at a disappointing pace, especially for the early stages of an economic recovery. The recent news on housing, consumer confidence and job creation has been disappointing. Interest rates remain low and inflation does not appear to be an issue at this time. Deflation, in fact, appears to be more of an immediate concern. Europe has hit the wall on borrowing to finance government programs and has announced austerity measures, including spending reductions and tax increases. The United States has potentially large tax increases on the horizon and, in our opinion, will soon be forced to cut spending also. Many states face the same issues. We believe the only solution is a strong private sector that innovates, invests and creates jobs. This, unfortunately, has not been a priority of the Obama Administration and Congress. Our outlook is for a period of slow growth, large deficits, high levels of unemployment, low interest rates and moderate inflation. Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds consistently over an extended period of time. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders. Richard F. Aster, Jr. Meridian Equity Income Fund» (MEIFX) The Meridian Equity Income Fund’s net asset value per share at June 30, 2010 was $8.51. This represents a decrease of 1.6% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 6.0% and 1.1%, respectively. At the close of the quarter, total net assets were $24,936,826 and were invested 5.3% in cash and other assets net of liabilities and 94.7% in stocks. There were 496 shareholders.

Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above average dividend yields, strong financial returns and that have, in our opinion, the ability to grow dividends. The severe downturn in the economy and corporate profits over the past few years resulted in dividend cuts for companies which previously were considered safe. Dividends for good companies, however, have stabilized and are beginning to grow again, as the economy improves. The Fund is diversified with 60 holdings representing 60 different industry groups. At the end of the June 2010 quarter, the portfolio’s average holding had a 5-year average return on equity of 21.2% and an average dividend yield of 3.9%; both measures substantially higher than the average S&P 500 stock. The yield compares favorably also to the 2.9% yield on the ten-year Treasury bond. The average holding has a market capitalization of $21.0 billion, a debt ratio of 37.3% and earnings per share that are projected to increase 9.7% annually during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund. During the quarter we purchased shares of American Eagle Outfitters, Baxter International, Snap-On and Time Warner Cable. We sold our positions in Brown-Forman Corp, The Buckle, Stanley Black & Decker and The Valspar Corporation. Pharmaceutical Product Development, Inc. (PPD) provides drug discovery and development out-sourcing services to pharmaceutical and biotech companies along with academic and government organizations. PPD’s services are conducted in forty-one countries and include clinical trial management, lab testing, patient enrollment, product administration and compliance, among other services. We believe the company should benefit from the trend towards globalization and outsourcing. Growth is expected to accelerate in 2011 as the number of chemical compounds in development is increasing. PPD yields in excess of the S&P 500 average, has no debt and solid returns. Prospects are good, in our opinion, for both continued earnings growth and dividend increases. Meridian Growth Fund» (MERDX) The Meridian Growth Fund’s net asset value per share at June 30, 2010 was $33.94. This represents a decrease of 0.2% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,773.9% and 12.0%, respectively. At the close of the quarter, total net assets were $1,438,265,606 and were invested 5.4% in cash, cash equivalents and other assets net of liabilities and 94.6% in stocks. There were 64,521 shareholders. The second quarter market drop reflects a good deal of the economic concerns raised in our economic discussion above. Stock valuations have improved during the quarter and we believe the market will be alright, provided the economy continues to grow and interest rates remain low. There is no change in our strategy. We use market corrections to add to existing positions at appropriate valuations and take new positions in companies that have become attractive on a price basis. Our portfolio consists of small- and medium-sized growth stocks which, for the most part, have strong financial characteristics, reasonable valuations and projected growth rates that are expected to exceed that of the S&P 500 company average.

We added to several existing positions but made no new purchases during the quarter. We sold our shares in Dun & Bradstreet, Gafisa S.A., Global Payments and Meru Networks. Waste Connections, Inc. is the third largest solid waste company in the US, focusing primarily on faster growing Western regions. The company specifically looks for markets where it has exclusive long-term contracts and secondary markets where there tend to be less competition. A major barrier to entry is the limited availability of landfill space. Approval for a new Greenfield development is difficult and, in many regions, is impossible. The industry has become more consolidated in recent years with management of the three major companies focused more on their returns on invested capital, rather than competing on price for market share. Waste Connections has achieved faster growth than its larger competitors and is less likely to face anti-trust hurdles when acquiring competitors in new or adjacent markets. We believe the business is recession resistant and should benefit from a stronger economy. The stock sells at a reasonable valuation based on its market position, growth prospects and seasoned management team. Meridian Value Fund» (MVALX) The Meridian Value Fund’s net asset value per share at June 30, 2010 was $22.80. This represents a decrease of 7.0% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 537.6% and 13.1%, respectively. The comparable period returns for the S&P 500 with dividends were 147.2% and 6.2%, respectively. At the close of the quarter, total net assets were $802,935,501 and were invested 5.4% in cash, cash equivalents and other assets net of liabilities and 94.6% in stocks. There were 48,843 shareholders. Our investment strategy remains unchanged. We continue to seek out-of-favor companies exemplified by an extended period of declining earnings. Over the past 18 months, most earnings problems have been related to poor economic conditions. During this period, we were able to invest in many high quality companies at attractive valuations. These are companies, in most cases, with leading and defensible market positions, high returns on invested capital, strong balance sheets and proven management teams. In normal economic conditions, such companies rarely fall out of favor. While some of these investments lagged the market during the strong rally off last year’s market lows, we believe that with this core of high quality companies the Fund is positioned for positive returns during the next several years. In addition, with some stability in the economy, we now see more companies that fit our strategy for traditional company-specific reasons. This is historically the strength of the Meridian Value Fund and should bode well for future performance. We hold 53 positions, representing 30 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, retail and transportation. During the quarter we purchased shares of Fidelity National Financial, W.W. Grainger, Monsanto Company, Steelcase and Ultra Petroleum Corp. We sold our shares in Adobe Systems, Baxter International, Covidien, Kinder Morgan Management, Transocean and Molson Coors Brewing Company.

Willis Group Holdings Plc. (Willis) is a global leader in the insurance brokerage industry. In recent years, insurance brokers have faced a number of challenges as a soft global economy has negatively impacted both insurance rates and the volume of insurance sold. Through this period, Willis has consistently gained market share and expanded the breadth of services offered to its customers. Willis also executed a significant acquisition of Hilb Rogal & Hobbs Company, which added more than $700m in US sales while also providing significant cost synergy opportunities, and increasing the company’s pricing power with insurance carriers. Because insurance brokers enjoy strong operating leverage when rates and volumes increase, we believe Willis should be able to generate strong earnings growth and pay down debt, even in a shallow economic recovery. With a history of over 20% return on equity, Willis’s shares are attractively valued at less than 10x normalized earnings. Miscellaneous The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, BNY Mellon Investment Servicing (US) Inc. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases. We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds. The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of June 30, 2010 and are subject to change without notice.

Meridian Equity Income Fund Summary of Portfolio Holdings June 30, 2010 Portfolio Holdings by Category (% of total net assets) Health Care Services 1.8% $457,380 Consumer Products 1.8 439,568 Semiconductors 1.7 435,518 Media-Broadcasting & Cable TV 1.7 432,264 Tobacco 1.7 427,645 Food Distributors 1.7 425,693 Household Appliances 1.7 417,282 Metal & Glass Containers . 1.7 416,550 Paper & Packaging 1.7 414,528 Application Software 1.7 413,912 Railroads . 1.7 413,790 Soft Drinks 1.6 410,984 Banking-Commercial 1.6 410,975 Telecommunication Services-Integrated 1.6 410,746 Retail 1.6 408,388 Utilities-Gas 1.6 408,348 Insurance-Multi-Line 1.6 405,081 Industrial Conglomerates 1.6 402,849 Machinery-Construction, Farm & Heavy Trucks 1.6 402,469 Distributors 1.6 401,798 Environmental Facilities & Services 1.6 400,199 Insurance-Property & Casualty 1.6 399,689 Air Freight & Logistics 1.6 399,083 Apparel Accessories & Luxury Goods. 1.6 398,608 Pharmaceuticals 1.6 397,769 Banking-Regional Banks 1.6 395,780 REITs-Storage 1.6 395,595 Insurance Brokers 1.6 394,406 Office Services & Supplies 1.6 393,084 Chemicals-Diversified 1.6 392,665 Diversified Capital Markets 1.6 392,346 Food & Meats-Packaged 1.6 392,000 Household-Home Furnishings . 1.6 389,665 Restaurants 1.6 388,633 Consumer Finance 1.6 387,543 Oil & Gas-Storage & Transportation 1.6 387,351 Health Care Equipment & Supplies 1.6 387,159 Independent Power Producers & Energy 1.6 387,000 Aerospace/Defense 1.6 386,524 Personal Products 1.5 384,250 Banking-Thrifts & Mortgage Finance 1.5 383,112 Diversified Financial Services 1.5 382,905 Publishing 1.5 382,704 Health Care Products 1.5 382,016 Apparel Retail 1.5 380,700 Commercial Printing 1.5 380,030 Energy 1.5 380,016 Steel 1.5 378,972 Chemicals-Specialty 1.5 378,208 Trucking 1.5 378,162 Asset Management & Custody Banks 1.5 376,922 Packaging 1.5 368,520 Industrial Machinery 1.5 367,773 Electrical Components & Equipment 1.5 365,148 Electronic Equipment Manufacturing . 1.5 362,976 Computer Hardware 1.4 359,700 Home Improvement Retail 1.4 359,296 Diversified Manufacturing Operations 1.4 357,200 IT Services & Data Processing . 1.4 355,789 Department Stores 1.4 341,532 Cash & Other Assets, Less Liabilities 5.3 1,310,028 100.0% $ 24,936,826

Meridian Growth Fund Summary of Portfolio Holdings June 30, 2010 Portfolio Holdings by Category (% of total net assets) Tech-Software 16.0% $230,591,594 Retail 10.7 153,815,726 Technology 6.9 99,839,489 Energy 5.4 77,831,107 Insurance Brokers 5.0 71,937,077 Industrial Conglomerates 4.7 67,118,612 Health Care Products 4.5 64,124,305 Industrial Services 4.2 59,823,220 Building Products 4.1 59,422,688 U.S. Government Obligations 3.6 51,981,800 Brokerage & Money Management 3.2 46,170,063 Chemicals-Specialty . 2.5 36,129,746 Restaurants 2.4 33,774,065 Consumer Services 2.3 33,248,416 Automotive Wholesale Services. 2.3 33,031,144 Cellular Communications 2.3 32,952,250 Air Freight & Logistics 2.1 30,265,270 Trucking 2.1 30,223,017 Banking-Commercial 2.0 29,208,235 Distributors 2.0 28,751,488 Leisure & Amusement 2.0 28,562,688 Health Care Technology 1.9 26,850,810 Banking 1.7 24,396,950 Health Care Information Services 1.5 22,109,034 REITs-Diversified 1.0 13,600,944 Metals 0.9 13,595,792 Casino & Gaming 0.9 12,746,202 Cash & Other Assets, Less Liabilities 1.8 26,163,874 100.0% $ 1,438,265,606

Meridian Value Fund Summary of Portfolio Holdings June 30, 2010 Portfolio Holdings by Category (% of total net assets) Retail 10.1% $81,405,106 Technology 8.7 69,684,270 Banking .
5.5 44,542,803 Industrial Products 5.3 42,476,902 Leisure & Amusement 5.0 39,816,518 Industrial Services 4.6 36,703,269 Energy
4.3 34,308,952 Diversified Financial Services 4.1 33,234,292 U.S. Government Obligations 4.0 31,988,800 Trucking 3.5 28,007,098 Semiconductors 3.2 25,835,034 Tech-Software 3.0 24,453,281 Health Care Products 2.9 23,058,523 Insurance Brokers 2.9 22,907,115 Insurance 2.5 20,399,350 Environmental Facilities & Services 2.5 20,069,406 Home Improvement Retail 2.5 19,705,312 Railroads 2.4 19,212,564 Automotive Wholesale Services 2.4 19,091,056 Industrial 2.2 17,281,704 Metals 2.1 17,244,584 Utilities.
. 2.1 16,840,684 Household Appliances 2.0 15,691,007 Pharmaceuticals 1.9 15,090,264 Air Freight & Logistics 1.8 14,602,210 Asset Management & Custody Banks 1.8 14,281,683 REITs-Diversified 1.7 13,639,684 Brokerage & Money Management 1.4 11,598,930 Office Services & Supplies 1.2 9,851,800 Agriculture 0.5 4,377,034 Insurance-Property & Casualty . 0.5 3,990,528 Cash & Other Assets, Less Liabilities 1.4 11,545,738 100.0% $802,935,501

Meridian Fund, Inc. Disclosure of Fund Expenses (Unaudited) For the Six Month Period January 1, 2010 to June 30, 2010 We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of the Fund, you incur ongoing costs, which include costs for portfolio management, administrative services, and shareholder reports (like this one), among others. Operating expenses, which are deducted from a Fund’s gross income, directly reduce the investment return of the portfolio. A Fund’s expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions. Beginning Ending Expenses Account Value Account Value Expense Paid During 1/1/10 6/30/10 Ratio(1) Period(2) Actual Fund Return (See explanation below) Meridian Equity Income Fund $ 1,000.00 $983.80 1.25%(4) $6.15 Meridian Growth Fund $1,000.00 $998.20 0.83% $4.11 Meridian Value Fund $1,000.00 $930.20 1.07% $5.12 Hypothetical 5% Return(3) (See explanation below) Meridian Equity Income Fund $1,000.00 $1,018.60 1.25%(4) $6.26 Meridian Growth Fund $1,000.00 $1,020.68 0.83% $4.16 Meridian Value Fund $1,000.00 $1,019.49 1.07% $5.36 (1) Annualized, based on the Fund’s most recent fiscal half-year expenses. (2) Expenses are equal to the Fund’s annualized expense ratio multiplied by the average account value over the period, multiplied by 181, the number of days in the most recent fiscal half-year, then divided by 365. (3) Before expenses. (4) See note 2 to Financial Statements.

Meridian Fund, Inc. Disclosure of Fund Expenses (Unaudited) (continued) For the Six Month Period January 1, 2010 to June 30, 2010 The table above illustrates your Fund’s costs in two ways: Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, the third column shows the period’s annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period.” Hypothetical 5% Return: This section is intended to help you compare your Fund’s costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. You can assess your Fund’s costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

Management’s Discussion of Meridian Equity Income Fund» Performance During the fiscal year ended June 30, 2010, the Meridian Equity Income Fund gained 26.44% compared to a gain of 14.43% for the S&P 500 with reinvested dividends, a gain of 21.48% for the Russell 2000 and a gain of 14.94% for the NASDAQ. The Equity Income Fund is highly diversified. During the period the Fund was invested in companies individually comprising 64 sectors, along with 11 sectors comprised of 2 companies. During the period each company was typically weighted between 1.50% and 1.85% of net assets. As a result of this strategy one sector cannot move the performance dramatically in any direction. The Fund’s strongest performance was from companies in the media broadcasting & cable, chemicals-diversified, department stores, household appliances, office services & supplies, personal products and aerospace sectors, as well as the performance of individual stocks that were the only issue we own in a particular sector. The Fund’s weakest performance was from companies in the chemicals-specialty, pharmaceuticals, apparel-retail and semiconductors sectors as well as the performance of individual stocks that were the only issue we own in a particular sector. The Fund emphasizes investments in companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future. Value of $10,000 invested in the Meridian Equity Income Fund and the S&P 500 Index Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2% redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. * Inception date.

Management’s Discussion of Meridian Growth Fund» Performance During the fiscal year ended June 30, 2010, the Meridian Growth Fund gained 22.18% compared to a gain of 14.43% for the S&P 500 with reinvested dividends, a gain of 21.48% for the Russell 2000, and a gain of 14.94% for the NASDAQ. The Growth Fund’s performance reflected the strength of our holdings in the technology, retail and energy sectors (representing approximately twenty, ten and five percent of total portfolio holdings, respectively), as well as the performance of individual stocks that may be the only issue we own in a particular sector. This was offset primarily by weakness in our holdings in the insurance brokers, industrial services and the business services sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. The Fund’s investments include companies that are relatively small in terms of total assets, revenues and earnings, which the Investment Adviser believes may have prospects for above average growth in revenue and earnings. Value of $10,000 invested in the Meridian Growth Fund, the Russell 2000 Index and the S&P 500 Index Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2% redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

Management’s Discussion of Meridian Value Fund» Performance During the fiscal year ended June 30, 2010, the Meridian Value Fund gained 12.20% compared to a gain of 14.43% for the S&P 500 with reinvested dividends, a gain of 21.48% for the Russell 2000 and a gain of 14.94% for the NASDAQ. The Value Fund’s performance reflected the strength of our holdings in the home improvement-retail, leisure & amusement, tech-software and retail sectors (representing approximately twenty-two percent of total portfolio holdings), as well as the performance of individual stocks that may be the only issue we own in a particular sector. This was offset primarily by relative weakness in our holdings in the industrial services, trucking and heath care products sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. The Meridian Value Fund’s strategy is to invest in stocks, across a range of market capitalizations, which the Investment Adviser believes are undervalued in relation to the issuer’s long-term earnings power, asset value and/or the stock market in general. Investments include both smaller company equities and mid-to-large capitalization stocks. Based on this strategy, the Fund’s average compounded annual return for the ten-year period from June 30, 2000 to June 30, 2010 was a 6.20% gain compared to 1.61% loss for the S&P 500, with reinvested dividends. Prior to June 30, 1995 the Value Fund’s cash position was approximately 50%, as it was in the start-up process of becoming fully invested. The Meridian Value Fund’s average compounded annual return from inception to June 30, 2010 was a gain of 12.15%, compared to a gain of 7.32% for the S&P 500, with reinvested dividends. Value of $10,000 invested in the Meridian Value Fund and the S&P 500 Index Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2% redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

Meridian Equity Income Fund Schedule of Investments June 30, 2010 Shares Value Shares Value COMMON STOCKS — 94.7% AEROSPACE & DEFENSE — 1.6% CHEMICALS-SPECIALTY — 1.5% Northrop Grumman RPM International, Inc 21,200 $378,208 Corp 7,100 $386,524 COMMERCIAL PRINTING — 1.5% AIR FREIGHT & LOGISTICS — 1.6% R. R. Donnelley & Sons United Parcel Service, Inc. Co 23,215 380,030 Class B 7,015 399,083 COMPUTER HARDWARE — 1.4% APPAREL ACCESSORIES & LUXURY GOODS — 1.6% Diebold, Inc . 13,200 359,700 VF Corp 5,600 398,608 CONSUMER FINANCE - 1.6% APPAREL RETAIL — 1.5% H & R Block, Inc 24,700 387,543 American Eagle Outfitters, Inc 32,400 380,700 CONSUMER PRODUCTS — 1.8% Kimberly-Clark Corp 7,250 439,568 APPLICATION SOFTWARE — 1.7% Interactive Data Corp . 12,400 413,912 DEPARTMENT STORES — 1.4% JC Penney Co., Inc 15,900 341,532 ASSET MANAGEMENT & CUSTODY BANKS — 1.5% Federated Investors, Inc. Class B 18,200 376,922 DISTRIBUTORS — 1.6% Genuine Parts Co 10,185 401,798 BANKING-COMMERCIAL — 1.6% Bank of Hawaii Corp 8,500 410,975 DIVERSIFIED CAPITAL MARKETS - 1.6% NYSE Euronext 14,200 392,346 BANKING-REGIONAL BANKS — 1.6% Cullen/Frost Bankers, Inc . 7,700 395,780 DIVERSIFIED FINANCIAL SERVICES — 1.5% Broadridge Financial Solutions, Inc 20,100 382,905 BANKING-THRIFTS & MORTGAGE FINANCE — 1.5% Hudson City Bancorp, DIVERSIFIED MANUFACTURING Inc 31,300 383,112 OPERATIONS — 1.4% Harsco Corp 15,200 357,200 CHEMICALS-DIVERSIFIED — 1.6% PPG Industries, Inc 6,500 392,665 ELECTRICAL COMPONENTS & EQUIPMENT — 1.5% Hubbell, Inc. Class B 9,200 365,148 The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund Schedule of Investments (continued) June 30, 2010 Shares Value Shares Value COMMON STOCKS (continued) ELECTRONIC EQUIPMENT INDEPENDENT POWER PRODUCERS & MANUFACTURING — 1.5% ENERGY — 1.6% Molex, Inc 19,900 $362,976 Constellation Energy Group, Inc 12,000 $387,000 ENERGY — 1.5% Chevron Corp 5,600 380,016 INDUSTRIAL CONGLOMERATES — 1.6% 3M Co 5,100 402,849 ENVIRONMENTAL FACILITIES & SERVICES — 1.6% Waste Management, Inc 12,790 400,199 INDUSTRIAL MACHINERY — 1.5% Eaton Corp 5,620 367,773 FOOD DISTRIBUTORS - 1.7% SYSCO Corp 14,900 425,693 INSURANCE BROKERS — 1.6% Willis Group Holdings Plc (United Kingdom) 13,125 394,406 FOOD & MEATS-PACKAGED — 1.6% Kraft Foods, Inc. Class A . 14,000 392,000 INSURANCE-MULTI-LINE — 1.6% Chubb Corp 8,100 405,081 HEALTH CARE EQUIPMENT & SUPPLIES — 1.6% Hillenbrand, Inc 18,100 387,159 INSURANCE-PROPERTY & CASUALTY — 1.6% Mercury General Corp 9,645 399,689 HEALTH CARE PRODUCTS - 1.5% Baxter International, Inc . 9,400 382,016 IT SERVICES & DATA PROCESSING — 1.4% Paychex, Inc 13,700 355,789 HEALTH CARE SERVICES — 1.8% Pharmaceutical Product Development, Inc 18,000 457,380 MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS — 1.6% Caterpillar, Inc 6,700 402,469 HOME IMPROVEMENT RETAIL — 1.4% Home Depot, Inc 12,800 359,296 MEDIA-BROADCASTING & CABLE TV — 1.7% Time Warner Cable, Inc 8,300 432,264 HOUSEHOLD APPLIANCES — 1.7% Snap-On, Inc 10,200 417,282 METAL & GLASS CONTAINERS — 1.7% Greif, Inc. Class A 7,500 416,550 HOUSEHOLD-HOME FURNISHINGS — 1.6% Leggett & Platt, Inc 19,425 389,665 OFFICE SERVICES & SUPPLIES — 1.6% Pitney Bowes, Inc. 17,900 393,084 The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund Schedule of Investments (continued) June 30, 2010 Shares Value Shares Value COMMON STOCKS (continued) OIL & GAS-STORAGE & TRANSPORTATION — 1.6% SEMICONDUCTORS - 1.7% Spectra Energy Corp 19,300 $387,351 Microchip Technology, Inc 15,700 $435,518 PACKAGING — 1.5% MeadWestvaco Corp 16,600 368,520 SOFT DRINKS - 1.6% Coca-Cola Co. (The) 8,200 410,984 PAPER & PACKAGING — 1.7% Sonoco Products Co . . 13,600 414,528 STEEL — 1.5% Nucor Corp 9,900 378,972 PERSONAL PRODUCTS - 1.5% Avon Products, Inc 14,500 384,250 TELECOMMUNICATION SERVICES- INTEGRATED — 1.6% AT&T, Inc 16,980 410,746 PHARMACEUTICALS — 1.6% Johnson & Johnson . 6,735 397,769 TOBACCO — 1.7% Reynolds American, Inc 8,205 427,645 PUBLISHING — 1.5% McGraw-Hill Cos., Inc. (The) 13,600 382,704 TRUCKING — 1.5% Ryder System, Inc 9,400 378,162 RAILROADS — 1.7% Norfolk Southern Corp 7,800 413,790 UTILITIES-GAS — 1.6% AGL Resources, Inc 11,400 408,348 REITS-STORAGE — 1.6% Public Storage REIT 4,500 395,595 TOTAL INVESTMENTS — 94.7% (Cost $24,806,294) 23,626,798 RESTAURANTS — 1.6% McDonald’s Corp 5,900 388,633 CASH AND OTHER ASSETS, LESS LIABILITIES — 5.3% 1,310,028 RETAIL - 1.6% Mattel, Inc 19,300 408,388 NET ASSETS — 100.0% . $24,936,826 REIT — Real Estate Investment Trust The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund Schedule of Investments June 30, 2010 Shares Value Shares Value COMMON STOCKS - 94.6% AIR FREIGHT & LOGISTICS — 2.1% DISTRIBUTORS — 2.0% Expeditors International of Watsco, Inc. 496,400 $28,751,488 Washington, Inc 877,000 $30,265,270 ENERGY — 5.4% AUTOMOTIVE WHOLESALE SERVICES — 2.3% Continental Resources, Inc.* 335,200 14,956,624 Copart, Inc.* 922,400 33,031,144 Core Laboratories NV (Netherlands) 173,700 25,639,857 FMC Technologies, Inc.* 380,680 20,046,609 BANKING — 1.7% Noble Energy, Inc 284,900 17,188,017 CVB Financial Corp. 2,568,100 24,396,950 77,831,107 HEALTH CARE INFORMATION SERVICES — 1.5% BANKING - COMMERCIAL — 2.0% Cerner Corp.* 291,330 22,109,034 Bank of Hawaii Corp . 604,100 29,208,235 HEALTH CARE PRODUCTS — 4.5% BROKERAGE & MONEY MANAGEMENT — 3.2% DENTSPLY International, Affiliated Managers Group, Inc 1,014,200 30,334,722 Inc.* 458,400 27,856,968 Edwards Lifesciences Corp.* 603,170 33,789,583 T. Rowe Price Group, Inc 412,550 18,313,095 64,124,305 46,170,063 BUILDING PRODUCTS — 4.1% Lumber Liquidators Holdings, HEALTH CARE TECHNOLOGY — 1.9% Inc.* 938,800 21,902,204 IDEXX Laboratories, Inc.* 440,900 26,850,810 Valspar Corp . 1,245,700 37,520,484 59,422,688 INDUSTRIAL CONGLOMERATES — 4.7% Cooper Industries Plc 777,100 34,192,400 CASINOS & GAMING — 0.9% Dionex Corp.* 442,200 32,926,212 International Game Technology 811,860 12,746,202 67,118,612 INDUSTRIAL SERVICES — 4.2% CELLULAR COMMUNICATIONS — 2.3% Ritchie Bros. Auctioneers, Inc. American Tower Corp. (Canada) 1,243,600 22,658,392 Class A* 740,500 32,952,250 Waste Connections, Inc.* 1,065,200 37,164,828 59,823,220 CHEMICALS-SPECIALTY — 2.5% INSURANCE BROKERS — 5.0% RPM International, Inc 2,025,210 36,129,746 Brown & Brown, Inc 1,828,250 34,992,705 Willis Group Holdings Plc (United Kingdom) 1,229,430 36,944,372 CONSUMER SERVICES — 2.3% Rollins, Inc 1,606,980 33,248,416 71,937,077 The accompanying notes are an integral part of the financial statements.

# Meridian Growth Fund
## Schedule of Investments (continued)
June 30, 2010

| | Shares | Value |
|---|---|---|
| COMMON STOCKS (continued) | | |
| LEISURE & AMUSEMENT - 2.0% | | |
| Royal Caribbean Cruises, Ltd.* | 1,254,400 | $ 28,562,688 |
| METALS - 0.9% | | |
| Cameco Corp. (Canada) | 638,900 | 13,595,792 |
| REITS-DIVERSIFIED - 1.0% | | |
| Digital Realty Trust, Inc. REIT | 235,800 | 13,600,944 |
| RESTAURANTS - 2.4% | | |
| Cracker Barrel Old Country Store, Inc. | 725,388 | 33,774,065 |
| RETAIL - 10.7% | | |
| Bed Bath & Beyond, Inc.* | 567,200 | 21,031,776 |
| CarMax, Inc.* | 991,400 | 19,728,860 |
| Coach, Inc. | 748,900 | 27,372,295 |
| Family Dollar Stores, Inc. | 774,000 | 29,172,060 |
| Mattel, Inc. | 1,602,000 | 33,898,320 |
| PetSmart, Inc. | 749,500 | 22,612,415 |
| | | 153,815,726 |
| TECHNOLOGY - 6.9% | | |
| Autodesk, Inc.* | 1,027,500 | 25,029,900 |
| NetApp, Inc.* | 570,400 | 21,281,624 |
| Trimble Navigation, Ltd.* | 919,100 | 25,734,800 |
| Zebra Technologies Corp. Class A* | 1,095,513 | 27,793,165 |
| | | 99,839,489 |
| TECH-SOFTWARE - 16.0% | | |
| Advent Software, Inc.* | 729,138 | 34,240,320 |
| Blackbaud, Inc. | 1,317,500 | 28,681,975 |
| BMC Software, Inc.* | 820,000 | 28,396,600 |
| Citrix Systems, Inc.* | 747,400 | 31,562,702 |
| MICROS Systems, Inc.* | 927,900 | 29,572,173 |
| Nuance Communications, Inc.* | 1,321,200 | 19,751,940 |
| Solera Holdings, Inc. | 936,500 | 33,901,300 |
| Teradata Corp.* | 803,300 | 24,484,584 |
| | | 230,591,594 |

| | Shares | Value |
|---|---|---|
| TRUCKING - 2.1% | | |
| J.B. Hunt Transport Services, Inc. | 925,100 | $ 30,223,017 |
| TOTAL COMMON STOCKS - 94.6% (Cost $1,166,883,463) | | 1,360,119,932 |
| U.S. GOVERNMENT OBLIGATIONS - 3.6% | | |
| U.S. Treasury Bill @ .091%** due 09/23/10 (Face Value $30,000,000) | | 29,989,500 |
| U.S. Treasury Bill @ .127%** due 09/23/10 (Face Value $22,000,000) | | 21,992,300 |
| TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $51,987,283) | | 51,981,800 |
| TOTAL INVESTMENTS - 98.2% (Cost $1,218,870,746) | | 1,412,101,732 |
| CASH AND OTHER ASSETS, LESS LIABILITIES - 1.8% | | 26,163,874 |
| NET ASSETS - 100.0% | | $1,438,265,606 |

REIT - Real Estate Investment Trust
* Non-income producing securities
** Annualized yield at date of purchase

*The accompanying notes are an integral part of the financial statements.*

17

Meridian Value Fund Schedule of Investments June 30, 2010 Shares Value Shares Value COMMON STOCKS - 94.6% AGRICULTURE — 0.5% ENVIRONMENTAL FACILITIES & SERVICES — 2.5% Monsanto Co 94,700 $4,377,034 Waste Management, Inc 641,400 $20,069,406 AIR FREIGHT & LOGISTICS — 1.8% UTi Worldwide, Inc 1,179,500 14,602,210 HEALTH CARE PRODUCTS — 2.9% Gen-Probe, Inc.* 244,500 11,105,190 Hologic, Inc.* 858,100 11,953,333 ASSET MANAGEMENT & CUSTODY BANKS — 1.8% Franklin Resources, 23,058,523 Inc 165,700 14,281,683 HOME IMPROVEMENT RETAIL — 2.5% Sherwin-Williams Co. (The) 284,800 19,705,312 AUTOMOTIVE WHOLESALE SERVICES — 2.4% LKQ Corp.* 990,200 19,091,056 HOUSEHOLD APPLIANCES — 2.0% Stanley Black & Decker, BANKING — 5.5% Inc 310,590 15,691,007 CVB Financial Corp . 1,801,800 17,117,100 JPMorgan Chase & Co 212,300 7,772,303 INDUSTRIAL — 2.2% Northern Trust Corp . 254,800 11,899,160 Curtiss-Wright Corp . 595,100 17,281,704 Wells Fargo & Co 302,900 7,754,240 44,542,803 INDUSTRIAL PRODUCTS — 5.3% BROKERAGE & MONEY MANAGEMENT — 1.4% Cummins, Inc 84,400 5,496,972 TD Ameritrade Holding Lincoln Electric Corp.* 758,100 11,598,930 Holdings, Inc 295,800 15,082,842 Sealed Air Corp 1,110,400 21,897,088 DIVERSIFIED FINANCIAL SERVICES — 4.1% 42,476,902 Broadridge Financial INDUSTRIAL SERVICES — 4.6% Solutions, Inc 1,147,000 21,850,350 Nalco Holdings Co 972,000 19,887,120 Equifax, Inc 405,700 11,383,942 Ritchie Bros. 33,234,292 Auctioneers, Inc. (Canada) 425,700 7,756,254 ENERGY — 4.3% W.W. Grainger, Inc 91,100 9,059,895 Apache Corp 174,100 14,657,479 Forest Oil Corp.* 569,300 15,576,048 36,703,269 Ultra Petroleum INSURANCE — 2.5% Corp.* 92,100 4,075,425 Travelers Cos., Inc. 34,308,952 (The) 414,200 20,399,350 The accompanying notes are an integral part of the financial statements.

# Meridian Value Fund
## Schedule of Investments (continued)
June 30, 2010

| | Shares | Value |
|---|---|---|
| COMMON STOCKS (continued) | | |
| INSURANCE BROKERS - 2.9% | | |
| Willis Group Holdings Plc (United Kingdom) | 762,300 | $ 22,907,115 |
| INSURANCE-PROPERTY & CASUALTY - 0.5% | | |
| Fidelity National Financial, Inc. Class A* | 307,200 | 3,990,528 |
| LEISURE & AMUSEMENT - 5.0% | | |
| Carnival Corp. | 670,600 | 20,278,944 |
| Polaris Industries, Inc. | 357,700 | 19,537,574 |
| | | 39,816,518 |
| METALS - 2.1% | | |
| Cameco Corp. (Canada) | 356,600 | 7,588,448 |
| Newmont Mining Corp. | 156,400 | 9,656,136 |
| | | 17,244,584 |
| OFFICE SERVICES & SUPPLIES - 1.2% | | |
| Steelcase, Inc. Class A | 1,271,200 | 9,851,800 |
| PHARMACEUTICALS - 1.9% | | |
| BioMarin Pharmaceutical, Inc.* | 795,900 | 15,090,264 |
| RAILROADS - 2.4% | | |
| Union Pacific Corp. | 276,400 | 19,212,564 |
| REITS-DIVERSIFIED - 1.7% | | |
| Host Hotels & Resorts, Inc. REIT | 1,011,846 | 13,639,684 |
| RETAIL - 10.1% | | |
| Carter's, Inc.* | 788,800 | $ 20,706,000 |
| Costco Wholesale Corp. | 346,200 | 18,982,146 |
| Kohl's Corp.* | 413,400 | 19,636,500 |
| Mattel, Inc. | 1,043,500 | 22,080,460 |
| | | 81,405,106 |
| SEMICONDUCTORS - 3.2% | | |
| NVIDIA Corp.* | 1,222,700 | 12,483,767 |
| Power Integrations, Inc. | 414,700 | 13,351,267 |
| | | 25,835,034 |
| TECHNOLOGY - 8.7% | | |
| Acxiom Corp.* | 831,600 | 12,216,204 |
| Autodesk, Inc.* | 655,100 | 15,958,236 |
| Cisco Systems, Inc.* | 899,600 | 19,170,476 |
| Echelon Corp.* | 378,100 | 2,771,473 |
| Zebra Technologies Corp. Class A* | 771,300 | 19,567,881 |
| | | 69,684,270 |
| TECH-SOFTWARE - 3.0% | | |
| Citrix Systems, Inc.* | 579,050 | 24,453,281 |
| TRUCKING - 3.5% | | |
| Con-way, Inc. | 399,500 | 11,992,990 |
| Heartland Express, Inc. | 1,102,900 | 16,014,108 |
| | | 28,007,098 |
| UTILITIES - 2.1% | | |
| Hawaiian Electric Industries, Inc. | 739,275 | 16,840,684 |
| TOTAL COMMON STOCKS - 94.6% (Cost $691,557,268) | | 759,400,963 |

*The accompanying notes are an integral part of the financial statements.*

19

Meridian Value Fund Schedule of Investments (continued) June 30, 2010 Value U.S. GOVERNMENT OBLIGATIONS — 4.0% U.S. Treasury Bill @ .091%** due 09/23/10 (Face Value $9,000,000) $8,996,850 U.S. Treasury Bill @ .127%** due 09/23/10 (Face Value $23,000,000) 22,991,950 TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $31,991,402) 31,988,800 TOTAL INVESTMENTS — 98.6% (Cost $723,548,670) 791,389,763 CASH AND OTHER ASSETS, LESS LIABILITIES — 1.4% 11,545,738 NET ASSETS — 100.0% $802,935,501 REIT — Real Estate Investment Trust * Non-income producing securities ** Annualized yield at date of purchase The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Assets and Liabilities June 30, 2010 Equity Income Fund Growth Fund Value Fund ASSETS Investments (Cost $24,806,294, $1,218,870,746 and $723,548,670, respectively) $23,626,798 $1,412,101,732 $791,389,763 Cash 1,306,415 29,271,114 11,404,603 Receivable for: Capital shares purchased — 402,633 52,222 Securities sold — — 2,222,627 Dividends 68,024 1,320,946 998,253 Interest 59 1,569 457 Prepaid expenses 28,732 7,973 5,478 TOTAL ASSETS 25,030,028 1,443,105,967 806,073,403 LIABILITIES Payable for: Capital shares sold 10,000 992,723 264,369 Securities purchased 40,761 2,647,327 1,961,553 Accrued expenses: Investment advisory fees . 20,893 1,030,893 773,011 Professional fees 17,178 44,085 37,456 Directors’ fees 383 1,356 289 Other payables and accrued expenses 3,987 123,977 101,224 TOTAL LIABILITIES 93,202 4,840,361 3,137,902 NET ASSETS $24,936,826 $1,438,265,606 $802,935,501 Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively) 2,929,369 42,380,810 35,212,138 Net asset value per share (offering and redemption price) $8.51 $33.94 $22.80 Net Assets consist of: Paid in capital $ 32,673,010 $1,279,028,669 $1,075,681,017 Accumulated net realized loss (7,019,030) (33,994,049) (343,095,265) Net unrealized appreciation (depreciation) on investments (1,179,496) 193,230,986 67,841,093 Undistributed net investment income 462,342 — 2,508,656 $ 24,936,826 $1,438,265,606 $802,935,501 The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Operations For the Year Ended June 30, 2010 Equity Income Fund Growth Fund Value Fund INVESTMENT INCOME Dividends $886,993 $15,131,465 $12,488,911 Interest 630 63,506 39,337 Total investment income 887,623 15,194,971 12,528,248 EXPENSES Investment advisory fees . 236,999 10,743,457 9,163,068 Custodian fees 5,139 136,605 90,463 Directors’ fees and expenses 1,095 11,830 — Pricing fees 22,409 142,785 91,307 Professional fees . 29,772 68,290 42,890 Registration and filing fees 20,755 35,288 32,614 Reports to shareholders 2,191 172,008 137,608 Transfer agent fees 8,486 502,698 448,260 Miscellaneous expenses 1,285 26,289 13,374 Total expenses 328,131 11,839,250 10,019,584 Expenses waived and reimbursed by Adviser (Note 2) (12,855) — — Net expenses . 315,276 11,839,250 10,019,584 Net investment income 572,347 3,355,721 2,508,664 NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS Net realized gain on investments 134,812 60,595,810 48,310,157 Net change in unrealized appreciation/depreciation on investments 4,752,277 200,490,358 59,475,624 Net realized and unrealized gain on investments 4,887,089 261,086,168 107,785,781 NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS . $5,459,436 $264,441,889 $ 110,294,445 The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Changes in Net Assets Equity Income Fund Growth Fund Year Ended Year Ended Year Ended Year Ended June 30, 2010 June 30, 2009 June 30, 2010 June 30, 2009 OPERATIONS Net investment income $572,347 $662,111 $3,355,721 $6,187,874 Net realized gain (loss) on investments 134,812 (7,126,742) 60,595,810 (82,817,643) Net change in unrealized appreciation/depreciation on investments 4,752,277 (1,987,012) 200,490,358 (119,188,019) Net increase (decrease) in net assets from operations 5,459,436 (8,451,643) 264,441,889 (195,817,788) DISTRIBUTIONS TO SHAREHOLDERS Distributions from ordinary income (560,148) (615,121) (5,002,954) (3,609,575) Distributions from net realized capital gains — (1,456,326) — (44,377,550) Distributions of Paid-in-Capital — — (812,370) (84,488) Net distributions (560,148) (2,071,447) (5,815,324) (48,071,613) CAPITAL SHARE TRANSACTIONS Proceeds from sales of shares . 916,172 2,784,387 231,057,644 243,684,297 Reinvestment of distributions 555,528 2,049,936 5,531,275 40,205,037 Redemption fees 4 385 33,340 57,659 Less: redemptions of shares (2,153,472) (7,110,948) (254,639,438) (358,416,027) Decrease resulting from capital share transactions (681,768) (2,276,240) (18,017,179) (74,469,034) Total increase (decrease) in net assets 4,217,520 (12,799,330) 240,609,386 (318,358,435) NET ASSETS Beginning of year 20,719,306 33,518,636 1,197,656,220 1,516,014,655 End of year $24,936,826 $20,719,306 $1,438,265,606 $1,197,656,220 Undistributed net investment income at end of year $ 462,342 $450,143 $ — $ — The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Changes in Net Assets Value Fund Year Ended Year Ended June 30, 2010 June 30, 2009 OPERATIONS Net investment income $2,508,664 $9,603,671 Net realized gain (loss) on investments 48,310,157 (383,285,911) Net change in unrealized appreciation/depreciation on investments 59,475,624 21,473,571 Net increase (decrease) in net assets from operations 110,294,445 (352,208,669) DISTRIBUTIONS TO SHAREHOLDERS Distributions from ordinary income (9,603,460) — Distributions from net realized capital gains — (57,564,994) Net distributions (9,603,460) (57,564,994) CAPITAL SHARE TRANSACTIONS Proceeds from sales of shares 65,052,660 184,378,825 Reinvestment of distributions 9,368,134 48,793,417 Redemption fees 13,847 81,332 Less: redemptions of shares (203,762,134) (311,093,451) Decrease resulting from capital share transactions (129,327,493) (77,839,877) Total decrease in net assets (28,636,508) (487,613,540) NET ASSETS Beginning of year 831,572,009 1,319,185,549 End of year $802,935,501 $831,572,009 Undistributed net investment income at end of year $2,508,656 $9,603,452 The accompanying notes are an integral part of the financial statements.

# Meridian Equity Income Fund
# Financial Highlights

**Selected data for each share of capital stock outstanding throughout each period**

| | For the fiscal year ended June 30, 2010 | 2009 | 2008 | 2007 | 2006 | For the fiscal period from January 31, 2005 through June 30, 2005+ |
|---|---|---|---|---|---|---|
| Net Asset Value - Beginning of Period | $ 6.88 | $ 10.37 | $ 13.14 | $ 11.05 | $ 10.10 | $ 10.00 |
| Income (Loss) from Investment Operations | | | | | | |
| Net Investment Income | 0.19[1] | 0.22[1] | 0.24[1] | 0.18 | 0.15 | 0.06 |
| Net Gains (Losses) on Investments (both realized and unrealized) | 1.63 | (2.96) | (2.25) | 2.19 | 0.93 | 0.04 |
| Total From Investment Operations | 1.82 | (2.74) | (2.01) | 2.37 | 1.08 | 0.10 |
| Less Distributions | | | | | | |
| Distributions from Net Investment Income | (0.19) | (0.22) | (0.22) | (0.17) | (0.12) | 0.00 |
| Distributions from Net Realized Capital Gains | 0.00 | (0.53) | (0.54) | (0.11) | (0.01) | 0.00 |
| Total Distributions | (0.19) | (0.75) | (0.76) | (0.28) | (0.13) | 0.00 |
| Net Asset Value - End of Period | $ 8.51 | $ 6.88 | $ 10.37 | $ 13.14 | $ 11.05 | $ 10.10 |
| Total Return | 26.44% | (26.75%) | (15.84%) | 21.61% | 10.75% | 1.00%[2] |
| Ratios/Supplemental Data | | | | | | |
| Net Assets, End of Period (000's) | $ 24,937 | $ 20,719 | $ 33,519 | $ 43,188 | $ 25,451 | $ 8,412 |
| Ratio of Expenses to Average Net Assets | | | | | | |
| Before expense reimbursement/recoupment | 1.30% | 1.43% | 1.25%[3] | 1.29% | 1.67% | 3.96%[4] |
| After expense reimbursement/recoupment[5] | 1.25% | 1.25% | 1.25% | 1.25% | 1.25% | 1.25%[4] |
| Ratio of Net Investment Income to Average Net Assets | | | | | | |
| After expense reimbursement/recoupment | 2.27% | 2.73% | 2.02% | 1.64% | 1.80% | 2.11%[4] |
| Portfolio Turnover Rate | 63% | 49% | 62% | 37% | 60% | 25% |

\+ The Fund commenced investment operations on January 31, 2005.

[1] Per share net investment income has been calculated using the average daily shares method.

[2] Not Annualized.

[3] The Advisor recouped $4,849 during the fiscal year ended June 30, 2008, representing previously reimbursed expenses. Had such payment not been made, the expense ratio would have been 1.24%.

[4] Annualized.

[5] See note 2 to Financial Statements.

*The accompanying notes are an integral part of the financial statements.*

25

# Meridian Growth Fund
# Financial Highlights

**Selected data for each share of capital stock outstanding throughout each period**

| | For the fiscal year ended June 30, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net Asset Value - Beginning of Year | $27.89 | $33.60 | $42.74 | $38.54 | $35.77 | $35.38 | $27.24 | $28.10 | $31.30 | $29.45 |
| Income (Loss) from Investment Operations | | | | | | | | | | |
| Net Investment Income (Loss) | 0.08[1] | 0.15[1] | 0.05[1] | 0.04 | (0.01) | (0.07) | (0.04) | (0.08) | (0.12) | 2.26 |
| Net Gains (Losses) on Investments (both realized and unrealized) | 6.11 | (4.68) | (5.56) | 7.29 | 3.58 | 1.02 | 9.10 | (0.11) | (0.24) | 3.89 |
| Total From Investment Operations | 6.19 | (4.53) | (5.51) | 7.33 | 3.57 | 0.95 | 9.06 | (0.19) | (0.36) | 6.15 |
| Less Distributions | | | | | | | | | | |
| Distributions from Net Investment Income | (0.12) | (0.09) | (0.05) | (0.01) | 0.00 | 0.00 | 0.00 | (0.06) | 0.00 | (2.44) |
| Distributions from Net Realized Capital Gains | 0.00 | (1.09) | (3.58) | (3.12) | (0.80) | (0.56) | (0.92) | (0.61) | (2.84) | (1.86) |
| Distributions from Paid in Capital | (0.02) | (0.00)[2] | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total Distributions | (0.14) | (1.18) | (3.63) | (3.13) | (0.80) | (0.56) | (0.92) | (0.67) | (2.84) | (4.30) |
| Net Asset Value - End of Year | $33.94 | $27.89 | $33.60 | $42.74 | $38.54 | $35.77 | $35.38 | $27.24 | $28.10 | $31.30 |
| Total Return | 22.18% | (13.01%) | (13.80%) | 19.69% | 10.08% | 2.65% | 33.65% | (0.20%) | 0.42% | 23.34% |
| Ratios/Supplemental Data | | | | | | | | | | |
| Net Assets, End of Year (000's) | $1,438,266 | $1,197,656 | $1,516,015 | $2,066,750 | $1,689,374 | $1,693,564 | $1,273,302 | $448,393 | $310,659 | $182,117 |
| Ratio of Expenses to Average Net Assets | 0.84% | 0.86% | 0.84% | 0.84% | 0.85% | 0.86% | 0.88% | 0.95% | 1.02% | 1.04% |
| Ratio of Net Investment Income (Loss) to Average Net Assets | 0.24% | 0.52% | 0.13% | 0.11% | (0.03%) | (0.21%) | (0.21%) | (0.47%) | (0.62%) | (0.26%) |
| Portfolio Turnover Rate | 37% | 35% | 39% | 40% | 29% | 32% | 19% | 27% | 26% | 43% |

1 Per share net investment income (loss) has been calculated using the average daily shares method.
2 Distribution rounds to less than $.01 per share.

*The accompanying notes are an integral part of the financial statements.*

26

# Meridian Value Fund
# Financial Highlights

**Selected data for each share of capital stock outstanding throughout each period**

| | For the fiscal year ended June 30, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net Asset Value - Beginning of Year | $20.53 | $29.43 | $38.79 | $36.14 | $38.11 | $40.35 | $31.65 | $30.34 | $30.98 | $25.88 |
| Income (Loss) from Investment Operations | | | | | | | | | | |
| Net Investment Income (Loss) | 0.07[1] | 0.22[1] | 0.15[1] | 0.41 | 0.18 | 0.19 | 0.00 | (0.03) | (0.05) | 1.12 |
| Net Gains (Losses) on Investments (both realized and unrealized) | 2.45 | (7.80) | (3.12) | 7.74 | 2.45 | 2.96 | 8.70 | 1.34 | (0.51) | 5.75 |
| Total From Investment Operations | 2.52 | (7.58) | (2.97) | 8.15 | 2.63 | 3.15 | 8.70 | 1.31 | (0.56) | 6.87 |
| Less Distributions | | | | | | | | | | |
| Distributions from Net Investment Income | (0.25) | 0.00 | (0.35) | (0.41) | (0.32) | (0.28) | 0.00 | 0.00 | (0.04) | (1.09) |
| Distributions from Net Realized Capital Gains | 0.00 | (1.32) | (6.04) | (5.09) | (4.28) | (5.11) | 0.00 | 0.00 | (0.04) | (0.68) |
| Total Distributions | (0.25) | (1.32) | (6.39) | (5.50) | (4.60) | (5.39) | 0.00 | 0.00 | (0.08) | (1.77) |
| Net Asset Value - End of Year | $22.80 | $20.53 | $29.43 | $38.79 | $36.14 | $38.11 | $40.35 | $31.65 | $30.34 | $30.98 |
| Total Return | 12.20% | (25.72%) | (8.82%) | 23.90% | 7.35% | 8.00% | 27.49% | 4.32% | (1.78%) | 27.95% |
| Ratios/Supplemental Data | | | | | | | | | | |
| Net Assets, End of Year (000's) | $802,936 | $831,572 | $1,319,186 | $1,819,440 | $1,686,874 | $2,271,478 | $2,226,590 | $1,456,552 | $1,297,207 | $768,559 |
| Ratio of Expenses to Average Net Assets | 1.09% | 1.12% | 1.09% | 1.08% | 1.09% | 1.08% | 1.09% | 1.11% | 1.12% | 1.10% |
| Ratio of Net Investment Income (Loss) to Average Net Assets | 0.27% | 0.97% | 0.44% | 0.59% | 0.49% | 0.48% | 0.01% | (0.12%) | (0.22%) | 0.60% |
| Portfolio Turnover Rate | 45% | 87% | 61% | 75% | 58% | 59% | 81% | 60% | 54% | 76% |

[1] Per share net investment income (loss) has been calculated using the average daily shares method.

*The accompanying notes are an integral part of the financial statements.*

27

Meridian Fund, Inc. Notes to Financial Statements For the Year Ended June 30, 2010 1. Organization and Significant Accounting Policies: Meridian Fund, Inc. (the “Meridian Funds”) is comprised of the Meridian Equity Income Fund (the “Equity Income Fund”), the Meridian Growth Fund (the “Growth Fund”) and the Meridian Value Fund (the “Value Fund”). The Equity Income Fund, the Growth Fund and the Value Fund (each a “Fund” and collectively, the “Funds”) are registered under the Investment Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984. The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994. The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return. The primary investment objective of the Growth Fund is to seek long-term growth of capital. The primary investment objective of the Value Fund is to seek long-term growth of capital. The following is a summary of significant accounting policies for all of the Funds: a. Investment Valuations: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. (the “Adviser”) under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors (the “Board”). Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value. b. Federal Income Taxes: It is the Funds’ policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required. c. Security Transactions: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued daily. d. Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a Cash Reserve account, which preserves capital with a consistently competitive rate of return. Interest accrues daily and is credited by the third business day of the following month. e. Expenses: Expenses arising in connection with a Fund are charged directly to that Fund. Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets.

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Year Ended June 30, 2010 f. Use of Estimates: The preparation of financial statements in accordance with accounting principals generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates. g. Distributions to Shareholders: The Funds record distributions to shareholders on the ex-dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from GAAP. These “book/tax” differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital. h. Guarantees and Indemnification: Under the Funds’ organizational documents, its Officers and Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote. i. Fair Value Measurements: As described in Note 1.a. above, the Funds utilize various methods to determine and measure the fair value of investment securities on a recurring basis. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below: Level 1 — quoted prices in active markets for identical securities; Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and Level 3 - significant unobservable inputs (including the Fund’s determinations as to the fair value of investments).

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Year Ended June 30, 2010 The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Funds’ securities as of June 30, 2010 is as follows: Valuation Inputs Equity Income Fund Growth Fund Value Fund Level 1 — Quoted Prices* $23,626,798 $1,360,119,932 $759,400,963 Level 2 - Other Significant Observable Inputs** — 51,981,800 31,988,800 Level 3 — Significant Unobservable Inputs — — — Total Market Value of Investments $23,626,798 $1,412,101,732 $791,389,763 * Level 1 investments are comprised of common stock with industry classifications as defined on the Schedule of Investments. ** Level 2 investments are limited to U.S. Treasury Securities. During the year ended June 30, 2010 there were no reportable transfers between levels requiring disclosure in conformity with Financial Accounting Standards Board Accounting Standards Update No. 2010-06 “Improving Disclosures about Fair Value Measurements.” 2. Related Parties: The Funds have entered into management agreements with the Adviser. Certain Officers and/or Directors of the Funds are also Officers and/or Directors of the Adviser. Beneficial ownership in the Funds by Richard F. Aster, Jr., President, as of June 30, 2010 were as follows: Equity Income Fund 76.11% Growth Fund 1.33% Value Fund 2.11% The Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund’s net assets, 0.90% of the next $20,000,000 of the Equity Income Fund’s net assets, 0.80% of the next $20,000,000 of the Equity Income Fund’s net assets and 0.70% of the Equity Income Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets. The Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund’s net assets and 0.75% of the Growth Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets. The Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the Value Fund’s net assets. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Year Ended June 30, 2010 The Adviser voluntarily agreed to waive its fee and reimburse expenses, to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. The Investment Adviser has voluntarily agreed to limit the operating expenses of the Growth and Value Funds to 2.50%. With respect to these limits, the Adviser reimbursed the Equity Income Fund $12,855 but did not reimburse the Growth and Value Funds, during the year ended June 30, 2010. The Equity Income Fund will carry forward, for a period not to exceed three years from the date on which a waiver or reimbursement of expenses in excess of the expense limitation, is made by the Adviser, and repay the Adviser such amounts; provided the Fund is able to effect such reimbursement and maintain the expense limitation. At June 30, 2010, the balance of recoupable expenses along with the year of expiration for the Equity Income Fund is: Amount Expiration $44,638 . 2012 12,855 2013 Subject to the approval of the Board, the Fund will repay the Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income Fund’s expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the Adviser can modify or terminate this arrangement at any time. 3. Capital Shares Transactions: Transactions in capital shares for the year ended June 30, 2010 and the year ended June 30, 2009 were as follows: Equity Income Fund June 30, June 30, 2010 2009 Decrease in Fund shares: Shares sold 102,162 384,261 Shares issued from reinvestment of distributions 64,075 283,925 166,237 668,186 Shares redeemed (250,390) (887,800) Net decrease (84,153) (219,614)

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Year Ended June 30, 2010 Growth Fund June 30, June 30, 2010 2009 Decrease in Fund shares: Shares sold 6,935,285 9,262,413 Shares issued from reinvestment of distributions 162,637 1,630,375 7,097,922 10,892,788 Shares redeemed . (7,666,732) (13,057,218) Net decrease (568,810) (2,164,430) Value Fund June 30, June 30, 2010 2009 Decrease in Fund shares: Shares sold 2,717,508 8,035,231 Shares issued from reinvestment of distributions 382,841 2,401,251 3,100,349 10,436,482 Shares redeemed (8,391,590) (14,754,282) Net decrease (5,291,241) (4,317,800) 4. Compensation of Directors and Officers: Directors and Officers of the Funds who are Directors and/or Officers of the Adviser receive no compensation from the Funds. Directors of the Funds who are not interested persons, as defined in the Investment Company Act of 1940, receive compensation in the amount of a minimum of $6,000 per annum. Compensation will be paid at each director’s election in either cash or Fund shares. The difference between an average of the share prices of the three series Funds taken at the beginning and the end of the Funds’ fiscal year will be used to calculate an adjustment to the prior year’s director’s fee compensation in each successive year. Compensation will not adjust below $6,000. An additional $1,000 will be paid to each unaffiliated director for each Board of Directors meeting attended other than the annual meeting. 5. Investment Transactions: The cost of investments purchased and the proceeds from sales of investments, excluding short-term securities and U.S. government obligations, for the year ended June 30, 2010, were as follows: Purchases Proceeds from Sales Equity Income Fund $14,860,139 $15,533,279 Growth Fund 497,112,161 534,174,682 Value Fund 381,245,858 514,244,527

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Year Ended June 30, 2010 6. Distribution Information: Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from GAAP. The tax character of distributions made during the fiscal years ended June 30, 2010 and June 30, 2009 were as follows: 2010 Taxable Distributions Net Long-Term Distributions of Total Ordinary Income Capital Gains Paid-in-Capital Distributions Equity Income Fund $560,148 $— $ — $560,148 Growth Fund 5,002,954 — 812,370 5,815,324 Value Fund 9,603,460 — — 9,603,460 2009 Taxable Distributions Net Long-Term Distributions of Total Ordinary Income Capital Gains Paid-in-Capital Distributions Equity Income Fund $826,043 $1,245,404 $ — $2,071,447 Growth Fund . 6,521,826 41,465,299 84,488 48,071,613 Value Fund 19,439,113 38,125,881 — 57,564,994 7. Federal Income Taxes Information: Management has analyzed the Funds’ tax positions taken on federal income tax returns for all open tax years (tax years ended June 30, 2007-2010), and has concluded that no provision for federal income tax is required in the Funds’ financial statements. The Funds’ federal and state income and federal excise tax returns for tax years for which the applicable statutes of limitations have not expired are subject to examination by the Internal Revenue Service and state departments of revenue. Permanent differences, incurred during the year ended June 30, 2010, resulting from differences in book and tax accounting have been reclassified at year end to undistributed net investment income and accumulated realized gain/(loss) as follows: Increase/(Decrease) Undistributed Net Increase/(Decrease) Increase/(Decrease) Investment Accumulated Realized Paid-in-Capital Income/(Loss) Gain/(Loss) Equity Income Fund $ — $ — $—Growth Fund (1,647,233) 1,647,233 —Value Fund — — —

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Year Ended June 30, 2010 The aggregate cost of investments, unrealized appreciation and depreciation, for federal income tax purposes at June 30, 2010 is as follows: Aggregate Aggregate Gross Gross Net Unrealized Unrealized Unrealized Appreciation/ Aggregate Cost Appreciation Depreciation (Depreciation) Equity Income Fund $24,827,591 $980,992 $ (2,181,785) $ (1,200,793) Growth Fund 1,221,399,643 244,017,940 (53,315,851) 190,702,089 Value Fund 726,082,044 104,501,123 (39,193,404) 65,307,719 Components of Accumulated Earnings (Losses) on a Tax Basis Equity Income Fund Growth Fund Value Fund Undistributed ordinary income $ 462,342 $ — $2,508,656 Capital loss carry forward (6,997,733) (31,465,152) (340,561,891) Post-October losses deferred — — —Unrealized appreciation/(depreciation) (1,200,793) 190,702,089 65,307,719 Total Accumulated Losses $(7,736,184) $159,236,937 $(272,745,516) Post-October losses represent losses realized on investment transactions from November 1, 2009 through June 30, 2010 that, in accordance with federal income tax regulations, the Funds have elected to defer and treat as having arisen in the following fiscal year. The differences between book and tax-basis unrealized appreciations are attributable primarily to the tax deferral of losses on wash sales. As of June 30, 2010 the Funds had capital loss carry forwards available to offset future realized capital gains through the indicated expiration dates: Amount Expires Equity Income Fund $182,963 2017 Equity Income Fund 6,814,770 2018 Growth Fund 31,465,152 2018 Value Fund 54,088,431 2017 Value Fund 286,473,460 2018 8. Subsequent Events: Management has evaluated the impact of all subsequent events on the Funds through the date the financial statements were available to be issued, and has noted no additional events that require recognition or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Meridian Fund, Inc. In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Meridian Equity Income Fund, Meridian Growth Fund and Meridian Value Fund (constituting Meridian Fund, Inc. hereafter referred to as the “Funds”) at June 30, 2010, the results of each of their operations for the year then ended, the changes in each of their net assets for the two years then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of the Funds’ management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at June 30, 2010 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. PricewaterhouseCoopers LLP San Francisco, California August 13, 2010

Meridian Fund, Inc. Additional Information (unaudited) For the Year Ended June 30, 2010 1. Proxy Voting Record and Proxy Voting Policies and Procedures: A description of the policies and procedures that each Fund uses to determine how to vote proxies relating to portfolio securities along with information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available (i) without charge, upon request, by calling (800) 446-6662; (ii) on our website at http://www.meridianfund.com; and (iii) on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov. 2. Information on Form N-Q: The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q within sixty days after the end of the period. The Company’s Form N-Q is available on the SEC’s website at http://www.sec.gov, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling (800) 732-0330.

Information About the Directors and Officers of Meridian Fund, Inc. The individuals listed below serve as directors or officers of Meridian Fund, Inc. (the “Meridian Funds”). Each director of the Meridian Funds serves until a successor is elected and qualified or until resignation. Each officer of the Meridian Funds is elected annually by the Board of Directors. The address of all officers and directors is 60 East Sir Francis Drake Blvd., Suite 306, Larkspur, CA 94939. The Meridian Funds’ Statement of Additional Information (SAI) includes more information about the Directors. To request a free copy, call Meridian at 1-800-446-6662. Interested Directors * Richard F. Aster, Jr. (70) Positions(s) Held with Fund: President, Chairman of the Board, Portfolio Manager Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: President, Aster Investment Management, Inc. Number of Portfolios Overseen: 3 Other Directorships: N/A Michael Stolper (65) Positions(s) Held with Fund: Director Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: Investment Adviser and Broker/Dealer, Stolper & Company, Inc. Number of Portfolios Overseen: 3 Other Directorships: Window Pane Funds * Aster Investment Management, Inc. is investment adviser to the Meridian Funds. Mr. Stolper is a minority owner of Aster Investment Management, Inc.

Information About the Directors and Officers of Meridian Fund, Inc. (continued) Independent Directors Ronald Rotter (67) Positions(s) Held with Fund: Director Length of Service (Beginning Date): May 2, 2007 Principal Occupation(s) During Past 5 Years: Co-founder and Managing Partner, RBR Capital Management; Private Investor Number of Portfolios Overseen: 3 Other Directorships: N/A Michael S. Erickson (58) Positions(s) Held with Fund: Director Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: Private Investor; Chairman & CFO, AeroAstro; Trustee, The Marin School Number of Portfolios Overseen: 3 Other Directorships: N/A James Bernard Glavin (75) Positions(s) Held with Fund: Vice Chairman of the Board Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: Chairman of the Board, Orchestra Therapeutics, Inc. Number of Portfolios Overseen: 3 Other Directorships: N/A Herbert Charles Kay (73) Positions(s) Held with Fund: Director Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: Private Investor Number of Portfolios Overseen: 3 Other Directorships: N/A Officers Gregg B. Keeling, CPA (55) Positions(s) Held with Fund: Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer Length of Service: (Beginning Date) April 1999 Principal Occupation(s) During Past 5 Years: Aster Investment Management, Inc., Vice President of Operations and Chief Compliance Officer

2010 TAX NOTICE TO SHAREHOLDERS (Unaudited) The information set forth below is for each Fund’s fiscal year as required by federal laws. Shareholders, however, must report distributions on a calendar year basis for income tax purposes, which may include distributions for portions of two fiscal years of a Fund. Accordingly, the information needed by shareholders for income tax purposes will be sent to them in early 2011. Please consult your tax advisor for proper treatment of this information. For the period July 1, 2009 to June 30, 2010 the Funds designated the following items with regard to distributions paid during the period. All designations are based on financial information available as of the date of this annual report and, accordingly, are subject to change. For each item, it is the intention of each Fund to designate the maximum amount permitted under the Internal Revenue Code and the regulations thereunder. Pursuant to Internal Revenue Code Section 854(b)(2), the Funds listed below designate a percentage of their ordinary income dividends distributed during the year ended June 30, 2010 as qualifying for the corporate dividends-received deduction: Equity Income Fund 100.00% Growth Fund 100.00% Value Fund 100.00% Pursuant to Section I (h)(11) of the Internal Revenue Code, the Funds listed below designate the following amounts of their income dividends paid during the year ended June 30, 2010 as qualified dividend income (QDI): Equity Income Fund 100.00% Growth Fund 100.00% Value Fund 100.00% U.S. Government interest represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exception of these amounts from state income for the Funds. U.S. Government interest: Equity Income Fund 0.00% Growth Fund 0.34% Value Fund
2.10%

MERIDIAN FUND, INC. This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. Officers and Directors RICHARD F. ASTER, JR. President and Director MICHAEL S. ERICKSON JAMES B. GLAVIN HERBERT C. KAY RONALD ROTTER MICHAEL STOLPER Directors GREGG B. KEELING Chief Financial Officer Treasurer and Secretary Chief Compliance Officer Custodian PFPC TRUST COMPANY Philadelphia, Pennsylvania Transfer Agent and Disbursing Agent BNY MELLON INVESTMENT SERVICING (US) INC. King of Prussia, Pennsylvania (800) 446-6662 Counsel GOODWIN PROCTER LLP Washington, D.C. Independent Registered Public Accounting Firm PRICEWATERHOUSECOOPERS LLP San Francisco, California MERIDIAN EQUITY INCOME FUND» MERIDIAN GROWTH FUND MERIDIAN VALUE FUND ANNUAL REPORT 60 E. Sir Francis Drake Blvd. Wood Island, Suite 306 Larkspur, CA 94939 www.meridianfund.com Telephone (800) 446-6662 June 30, 2010